EXHIBIT 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED SEPTEMBER 30, 2025

WINNIPEG, CANADA – (November 19, 2025) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the quarter ended September 30, 2025.

Quarter Ended September 30, 2025 Highlights:

•	Recorded total net revenue of $8.2 million during the quarter ended September 30, 2025 compared to $5.2 million for the quarter ended September 30, 2024 and;

•	Recorded total net revenue from the sale of AGGRASTAT® of $1.0 million during the quarter ended September 30, 2025 compared to $1.9 million for the quarter ended September 30, 2024 and;

•	Recorded total net revenue from the Marley Drug business of $3.3 million ($917,000 from sales of ZYPITAMAG®, and $2.4 million from other pharmacy revenue) during the quarter ended September 30, 2025 compared to $2.7 million ($815,000 from sales of ZYPITAMAG® and $1.9 million from other pharmacy revenue) for the quarter ended September 30, 2024 and;

•	Recorded total net revenue from the sale of ZYPITAMAG® of $1.7 million ($770,000 through the insured business, and $917,000 through Marley Drug) during the quarter ended September 30, 2025 compared to $1.4 million ($553,000 through insured business and $815,000 through Marley Drug) for the quarter ended September 30, 2024 and;

•	Recorded total net revenue from the Gateway Pharmacy business of $890,000 during the quarter ended September 30, 2025 and;

•	Recorded total net revenue from the West Olympia Pharmacy business of $2.2 million during the quarter ended September 30, 2025 and;

•	Medicure invested $717,000 in research and development during the quarter ended September 30, 2025, underscoring our commitment to advancing innovative therapies, such as the Phase 3 trial of Medicure’s investigational product MC-1 for the treatment of PNPO deficiency and delivering long-term value to patients and shareholders, and;

•	Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA1) for the quarter ended September 30, 2025 was negative $597,000 compared to adjusted EBITDA of negative $467,000 for the quarter ended September 30, 2024 and;

•	Net loss for the quarter ended September 30, 2025 was $1.4 million or $0.13 per share compared to net income of $680,000 or $0.07 per share for the quarter ended September 30, 2024.

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Financial Results

AGGRASTAT® revenues have decreased during the current quarter, the Company continues to have pricing pressures as a result of generics of tirofiban hydrochloride, which launched during 2023. However, for the time being the number of hospital customers using AGGRASTAT® continued to remain strong, and the Company continues to work on maintaining its customer base.

The Marley Drug business contributed net revenue of $3.3 million during the current quarter, compared to $2.7 million during the three month period ended September 30, 2024. The increase in revenue during the current period ended September 30, 2025 can be attributed to increased cash sales of ZYPITAMAG® and BRENZAVVY® through the pharmacy, offset by lower reimbursements from pharmacy benefit managers on insured sales. Marley Drug customers can order their prescriptions through its retail location in Winston-Salem North Carolina, on the telephone by calling the pharmacy’s call center and through its e-commerce platform which launched during 2022.

ZYPITAMAG® through insured channels contributed $770,000 of revenue for the quarter ended September 30, 2025 compared to $553,000 through insured channels for the quarter ended September 30, 2024. The increase in revenues in 2025 can be attributed to changes in insurance coverage and formularies and increased utilization of the product through insurance formularies, specifically Medicare Part D.

Revenue through Gateway Pharmacy during the quarter ended September 30, 2025 was $890,000, while revenue through West Olympia Pharmacy during the quarter ended September 30, 2025 was $2.2 million. Both Gateway Pharmacy and West Olympia Pharmacy were acquired during current year, and as result, the Company did not earn any revenue through these pharmacies during the prior year. The Company intends on offering ZYPITAMAG® in addition to other product offerings through the pharmacy, which have increased revenue at Marley Drug.

Net loss for the quarter ended September 30, 2025 was $1.4 million or $0.13 per share compared to net income of $680,000 or $0.07 per share for the quarter ended September 30, 2024. Adjusted EBITDA for the quarter ended September 30, 2025 was negative $597,000 compared to negative $467,000 for the quarter ended September 30, 2024. The decrease in net income and adjusted EBITDA for the quarter ended September 30, 2025 was due to a decrease in other income, a decrease in AGGRASTAT® revenue, higher cost of goods sold through the Marley Drug business and higher selling expenses through the retail pharmacy operating segment; offset by an increase in revenue through Marley Drug, Gateway Pharmacy and West Olympia Pharmacy, a slight increase in ZYPITAMAG® revenue through the insured channel, a decrease in general and administrative expenses as a result of lower professional fees incurred and a decrease research and development expenses primarily due to timing of said expenditures.

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At September 30, 2025, the Company had unrestricted cash totaling $4.1 million, a decrease from $7.2 million of unrestricted cash held as of December 31, 2024. Cash used in operating activities for the nine month period ended September 30, 2025 was $592,000 compared to cash used in operating activities of $932,000 for the period ended September 30, 2024. Cash used in investing activities for the period ended September 30, 2025 was $2.2 million compared to $291,000 for the period ended September 30, 2024. The cash used in investing activities for the period ended September 30, 2025 related to the Company’s acquisitions of Gateway Pharmacy and West Olympia Pharmacy during the current year. Cash used in financing activities was $304,000 during the quarter ended September 30, 2025, compared to $250,000 during the period ended September 30, 2024. Cash used in financing activities for both periods related to repayments made on the Company’s lease liabilities.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

The full financial statements are available at www.sedar.com and on the Company’s website at www.medicure.com.

Notes

(1)

The Company defines EBITDA as "earnings before interest, taxes, depreciation and amortization" and Adjusted EBITDA as “EBITDA adjusted for non cash and non-recurring items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the three month period ended September 30, 2025 and 2024 results prepared using IFRS, do not have any standardized meaning according to IFRS.

Conference Call Info:

Topic:  Medicure's Q3 2025 Results

Call date:  Thursday, November 20, 2025

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Toll Free: 1 (888) 506-0062

International:  1 (973) 528-0011

Participant Access Code: 514899

Webcast: This conference call will be webcast live over the internet at the following link: https://www.webcaster5.com/Webcast/Page/2965/53141

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

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About Medicure Inc.

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug Inc. (“Marley Drug”), a pharmacy subsidiary servicing all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving access to medications for all Americans together with exceptional customer service and free home delivery. Medicure also operates Gateway Medical Pharmacy (“Gateway”), located in Portland, Oregon in a medical office building near major transportation lines and multiple healthcare clinics and centers. In addition to regular customers, the pharmacy services multiple long-term care facilities and provides non-sterile compounding services. Medicure also operates West Olympia Pharmacy (“West Olympia”), located in Olympia, Washington in a medical office complex near multiple clinics. For more information visit www.marleydrug.com. For more information about Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastat.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

To be added to Medicure’s e-mail list, please visit:    http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its current Form 20F.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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Consolidated Statements of Financial Position (expressed in thousands of Canadian dollars, except per share amounts)
	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$4,118	$7,191
Accounts receivable	4,509	5,298
Inventories	3,899	3,282
Prepaid expenses	274	126
Total current assets	12,800	15,897
Non‑current assets:
Property and equipment	1,076	955
Intangible assets	8,336	9,354
Goodwill	4,417	3,375
Other assets	94	98
Total non‑current assets	13,923	13,782
Total assets	$26,723	$29,679
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,904	$7,932
Income taxes payable	41	95
Current portion of lease obligations	480	368
Acquisition payable	385	-
Holdback payable	85	-
Total current liabilities	8,895	8,395
Non‑current liabilities
Lease obligations	520	506
Total non‑current liabilities	520	506
Total liabilities	9,415	8,901
Equity:
Share capital	81,014	81,014
Contributed surplus	11,020	10,919
Accumulated other comprehensive loss	(4,959)	(4,264)
Deficit	(69,767)	(66,891)
Total equity	17,308	20,778
Total liabilities and equity	$26,723	$29,679

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Consolidated Statements of Net Loss and Comprehensive Loss (expressed in thousands of Canadian dollars, except per share amounts)
	For the three months ended September 30		For the nine months ended September 30
	2025	2024	2025	2024

Revenue, net	$8,159	$5,153	$20,312	$16,012
Cost of goods sold	5,386	2,354	11,261	6,364
Gross profit	2,773	2,799	9,051	9,648

Expenses
Selling	2,199	1,970	6,161	5,783
General and administrative	1,167	1,191	3,526	3,763
Research and development	717	795	2,028	2,339
	4,083	3,956	11,715	11,885

Other Income
Legal settlement	-	(1,860)	-	(1,860)
	-	(1,860)	-	(1,860)

Finance (income) costs:
Finance expense (income), net	2	(18)	(52)	(105)
Foreign exchange loss, net	21	46	105	78
	23	28	53	(27)
Net income (loss) before income taxes	$(1,333)	$675	$(2,717)	$(350)
Income tax (recovery) expense
Current	63	(5)	159	136
Net income (loss)	$(1,396)	$680	$(2,876)	$(486)
Other comprehensive income:
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries	362	(281)	(695)	430
Other comprehensive income (loss), net of tax	362	(281)	(695)	430
Comprehensive income (loss)	$(1,034)	$399	$(3,571)	$(56)

Earnings per share
Basic	$(0.13)	$0.07	$(0.28)	$(0.05)
Diluted	$(0.13)	$0.07	$(0.28)	$(0.05)

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Consolidated Statements of Cash Flows (expressed in thousands of Canadian dollars, except per share amounts)
For the nine months ended September 30	2025	2024
Cash (used in) provided by:
Operating activities:
Net loss for the period	$(2,876)	$(486)
Adjustments for:
Other income	-	(1,860)
Amortization of property, plant and equipment	373	323
Amortization of intangible assets	1,594	1,358
Share‑based compensation	101	144
Inventory recovery, net	-	(203)
Finance income, net	(52)	(105)
Unrealized foreign exchange loss	105	78
Income tax expense	159	136
Change in the following:
Accounts receivable	819	167
Inventories	(524)	28
Prepaid expenses	(128)	(346)
Accounts payable and accrued liabilities	(28)	(158)
Interest received, net	109	121
Income taxes paid	(244)	(129)
Cash used in operating activities	(592)	(932)
Investing activities:
Acquisition of intangible assets	-	(291)
Acquisition of Gateway Pharmacy	(542)	-
Acquisition of West Olympia Pharmacy	(1,635)	-
Cash used in investing activities	(2,177)	(291)
Financing activities:
Repayment of lease liability	(304)	(250)
Cash used in financing activities	(304)	(250)
Decrease in cash and cash equivalents	(3,073)	(1,473)
Cash and cash equivalents, beginning of period	7,191	6,369
Cash and cash equivalents, end of period	$4,118	$4,896

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